SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1          NICE Announces Closing of inContact Acquisition, Dated November 14, 2016

99.2          NICE to Provide IP Radio Recording for Los Angeles County’s New Interoperable Communications System, Dated November 15, 2016

99.3          NICE Launches WFO Offering for SMB Contact Centers, Providing its Leading Solutions in a Simple and Cost-effective Platform, Dated November 15, 2016

99.4          NICE Awarded for Innovation in Emerging Technologies by Leading Research Firm, Dated November 18, 2016

99.5          NICE Adaptive WFO is the Winner of the Technology Innovation Award for Contact Center Excellence from Leading Analyst Firm, Dated November 21, 2016

99.6          Global E-Commerce Marketplace Transitions 700 Agents to inContact Customer Interaction Cloud, Dated November 29, 2016

99.7          NICE Helps Metro Nashville Department of Emergency Communications Get Ready for Next Generation 9-1-1, Dated November 30, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: Corp. VP, General Counsel

Dated: December 01, 2016

EXHIBIT INDEX

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1          NICE Announces Closing of inContact Acquisition, Dated November 14, 2016

99.2          NICE to Provide IP Radio Recording for Los Angeles County’s New Interoperable Communications System, Dated November 15, 2016

99.3          NICE Launches WFO Offering for SMB Contact Centers, Providing its Leading Solutions in a Simple and Cost-effective Platform, Dated November 15, 2016

99.4          NICE Awarded for Innovation in Emerging Technologies by Leading Research Firm, Dated November 18, 2016

99.5          NICE Adaptive WFO is the Winner of the Technology Innovation Award for Contact Center Excellence from Leading Analyst Firm, Dated November 21, 2016

99.6          Global E-Commerce Marketplace Transitions 700 Agents to inContact Customer Interaction Cloud, Dated November 29, 2016

99.7          NICE Helps Metro Nashville Department of Emergency Communications Get Ready for Next Generation 9-1-1, Dated November 30, 2016